TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996  Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
NEWS RELEASE

Teryl Resources
Corp. (the “Company”)

TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL APPROVES NORMAL COURSE ISSUER BID

For Immediate Release: June 26, 2012. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) announces that in accordance with the policies of the TSX Venture Exchange (“TSX.V”), it intends to make a normal course issuer bid in respect of its common shares through the facilities of the TSX.V. It proposes to purchase at market price up to 7,000,000 common shares, being approximately 10% of its public float over a twelve month period. The bid is subject to regulatory approval. The actual number of common shares which may be purchased and the timing of any such purchases will be determined by the Company in accordance with the requirements of the TSX.V.

Management of the Company believes that its common shares have been trading in a price range which does not adequately reflect their value in relation to the Company’s business and its future business prospects. As a result, depending upon future price movements and other factors, management believes that its outstanding common shares may represent an attractive investment and the cost of acquiring the shares is an expense prudently incurred by the Company to increase shareholder value.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property. Teryl sold its 20% interest in the Gil property Fairbanks, Alaska, to date $2.5 million dollars has been received of the $15 million from the 1% NSR of the property, thereafter Teryl retains a ½ of 1% royalty for the life of the mine; a 10% net profit interest in the Stepovich claims, near the Fort Knox deposit; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery, including a 10% NPI. Teryl has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS John Robertson President

Press Release contact information: John Robertson President, Teryl Resources Corp. T: 800-665-4616 http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.